EXHIBIT 6

ROYAL BANK OF SCOTLAND GROUP SUBSIDIARY COUTTS BANK (SWITZERLAND) TO ACQUIRE BANK VON ERNST

9 October 2003

Coutts Bank (Switzerland) Limited, part of the Coutts Group, which is a wholly owned subsidiary of The Royal Bank of Scotland Group, has reached agreement with Bayerische Hypo-und Vereinsbank AG (HVB) to acquire its private banking subsidiary, Bank von Ernst & Cie AG, in a £228 million deal, payable in cash.

Headquartered in Zurich, Coutts Bank (Switzerland) manages approximately £12 billion of assets on behalf of 16,000 private client accounts.

Bank von Ernst was established in 1869 and its head office is in Zurich. As at 30 June 2003, it managed approximately £6 billion of client assets and had approximately £87 million of shareholders’ equity.

This transaction, which is expected to complete by the end of 2003, is subject to regulatory approvals. RBS believes that the deal will be accretive to earnings (before goodwill amortisation and integration costs) in 2004 and thereafter.

Background Notes

1.	The Royal Bank of Scotland Group

The Royal Bank of Scotland Group is Europe’s 2nd and the world’s 5th largest banking group by reference to market capitalisation. The Group’s main areas of operation are the United Kingdom, Europe and the United States. It employed 110,800 staff world-wide at 30 June 2003.

The Group includes one of the strongest portfolios of brands in the financial services sector including The Royal Bank of Scotland, NatWest, Direct Line, Churchill, Coutts Group, Tesco Personal Finance, Ulster Bank, Lombard, and in the US, Citizens.

2.	The Coutts Group

The Coutts Group is the international private banking arm of The Royal Bank of Scotland Group. The Coutts Group manages £36 billion of assets on behalf of 75,000 clients world-wide. Founded in 1692, Coutts is the UK’s leading private bank.

Coutts Bank (Switzerland) is the centre of the international private banking operations of the Coutts Group. As one of Switzerland’s leading private banks, Coutts Bank (Switzerland) offers a wide range of financial services to wealthy private clients with global business interests and internationally diversified assets.

3.	HVB

HVB Group is the second largest private-sector bank in Germany with over 66,500 employees, 2,100 branch offices and more than 8.5 million customers.

4. Bank von Ernst

Bank von Ernst has transformed itself from a private bank catering to wealthy Bernese families into a global institution with a diversified client base. With subsidiaries in Vaduz and Monaco, as well as representative offices in Europe, Asia and the Americas, Bank von Ernst offers the advantages of Swiss private banking with a global focus.

For further information

Royal Bank of Scotland Group plc

Media Relations

Carolyn McAdam

+44(0) 131 523 2055

+44(0) 7796 274968

Investor Relations

Lorraine Sime

+44 (0) 207 672 1758

+44 (0) 7909 873681

Coutts Group

Julie Hurcomb

+44 (0) 207 753 1774

+44 (0) 7970 001038

HVB Press department

Cornelia Klaila

+49 (0) 89 378-26017

+49 (0) 89 378-25699

cornelia.klaila@hvbgroup.com

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